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                             April 18, 2022

       Jonathan Awde
       Chief Executive Officer
       Dakota Gold Corp.
       1588     609 Granville Street
       Vancouver, BC V7Y 1G5

                                                        Re: Dakota Gold Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 28,
2022
                                                            File No. 333-263883

       Dear Mr. Awde:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed March 28, 2022

       General

   1. It appears that you are seeking to register the primary issuance of shares of common stock underlying 7,615,718
warrants issued to investors in a private placement in connection with your merger
transaction with Dakota Territory Resource Corp. Please provide your analysis as to why you
believe you are eligible to register the primary issuance of the underlying common
shares to private placement purchasers as these shares appear to have been offered privately.
For guidance, refer to Securities Act Sections Compliance and
                                                        Disclosure
Interpretations 239.15 and 103.04.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Jonathan Awde
Dakota Gold Corp.
April 18, 2022
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-
Meissner, Staff Attorney, at (202) 551-6548 with any questions.



                                                           Sincerely,
FirstName LastNameJonathan Awde
                                                           Division of
Corporation Finance
Comapany NameDakota Gold Corp.
                                                           Office of Energy &
Transportation
April 18, 2022 Page 2
cc:       Josh Pleitz
FirstName LastName